AMENDMENT NO. 1 TO INTERIM CONSORTIUM AGREEMENT

THIS AMENDMENT NO. 1 TO INTERIM CONSORTIUM AGREEMENT (the "**Agreement**") is made and entered into as of March 7, 2025 by and among:

(1)   BEST Global Partners, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the "**Parent**");

(2)   Phoenix Global Partners, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the "**Merger Sub**"); and

(3)   each of the Persons set forth in Schedule I hereto (the "**Investors**", together with the Parent and the Merger Sub, the "**Parties**" and each a "**Party**").

WHEREAS, the Parties entered into a certain INTERIM CONSORTIUM AGREEMENT dated June 19, 2024 (the "**Original Interim Consortium Agreement**").

WHEREAS, the Parties intend to amend Schedule I, Schedule II and Schedule III of the Original Interim Consortium Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   AMENDMENT TO SCHEDULE I, SCHEDULE II AND SCHEDULE III.

The Parties hereby agree that Schedule I, Schedule II and Schedule III of the Original Interim Consortium Agreement shall be deleted in their entirety and replaced by Schedule I, Schedule II and the Schedule III of this Agreement respectively.

2.   MISCELLANEOUS.

2.1.   Definition. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to them in the Original Interim Consortium Agreement.

2.2.   Date of Effectiveness; Limited Effect. This Agreement will become effective on the date first written above (the "**Effective Date**"). Except as expressly provided in this Agreement, all of the terms and provisions of the Original Interim Consortium Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the agreements contained herein will not be construed as an amendment to or waiver of any other provision of the Original Interim Consortium Agreement or as a waiver of or consent to any further or future action on the part of any Party that would require the waiver or consent of the other Parties. On and after the Effective Date, each reference in the Original Interim Consortium Agreement to "this Agreement," "the Agreement," "hereunder," "hereof," "herein," or words of like import will mean and be a reference to the Original Interim Consortium Agreement as amended by this Agreement

2.3.   Governing Law and Dispute Resolution. The provisions of Section 2.6 (Governing Law; Jurisdiction) of the Original Interim Consortium Agreement shall apply to this Agreement mutatis mutandis as if set out in full herein, provided that in each case reference to "this Agreement" in such provision of the Original Interim Consortium Agreement shall refer to this Agreement.

        2.4.   <u>Counterparts.</u> This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

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IN WITNESS WHEREOF, the party hereto has caused its duly authorized representative to execute this Agreement as of the date and year first above written.

BEST Global Partners

_____
Name:
Title:

IN WITNESS WHEREOF, the party hereto has caused its duly authorized representative to execute this Agreement as of the date and year first above written.

Phoenix Global Partners

_____
Name:
Title:

IN WITNESS WHEREOF, the party hereto has caused its duly authorized representative to execute this Agreement as of the date and year first above written.

[Investors]

_____
Name:
Title:

Schedule I

Investors
Rollover Investors
Cash Investors

Schedule II

(A) Investor	(B) Rollover Commitments (*Company Class A Ordinary Shares on As-Converted Basis*)	(C) Equity Commitments (*USD*)	(D) Parent Shares

POST-CLOSING PARENT SHARE OWNERSHIP PERCENTAGE